FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp: Minutes of the 15th Extraordinary General Shareholders Meeting” dated on August 15, 2003.

[LOGO OF TELEFONICA]

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Minutes of the 15th Extraordinary General Shareholders Meeting

August 15, 2003 (05 pages)

For more information, please contact:

Charles E. Allen

TELESP, São Paulo, Brazil

Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	callen@telesp.com.br
URL:	www.telefonica.net.br

(São Paulo – Brazil; August 15, 2003) – The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP), hereby informs the Minutes of the 15th Extraordinary General Shareholders Meeting held on August 14, 2003:

1. Date, Time and Venue of the meeting: August 14, 2003, at 11:00 hours, at the Company headquarters located at Rua Martinino de Carvalho 851, Auditorium, in the Capital of the State of São Paulo.

2. Call Notice: The meeting was called upon publication of notice in the newspapers Official Gazette of the State of São Paulo, issued on July 29, 30 and 31, 2003 (pages 9, 13 and 9, respectively) and Gazeta Mercantil, issued on July 29, 30 and 31, 2003 (pages B-1, A-7 and A-10, respectively).

3. Agenda: I – Modifications of the Company’s bylaws: I-a) cancellation of 803,447,299 shares held in Treasury, of which 721,629,917 are common shares and 81,817,382 are preferred shares, originated of the reimbursement to dissident shareholders consequent of the deliberations of the General Shareholders’ Meeting related to the incorporation of Companhia Telefônica da Borda do Campo – CTBC and CETERP – Centrais Telefônicas de Riberão Preto S.A., by the Company, without reduction of the capital stock of the Company, since such reimbursement was charged to the capital reserves. Following suit, modify the article 5 of the Company’s bylaws to reflect the new capital structure; I-b) Create a new position at the Executive Management to be denominated as Vice-President of Financial Planning, thus becoming necessary to modify wording of articles 20 and 23 of the Company’s bylaws, that relate to the composition of the Executive Management and its duties; and II – approve the consolidated Company’s bylaws.

4. Attendance: Shareholders of the Company, representing more than 2/3 (two-thirds) of the voting capital stock, in accordance with the entries and signatures in the Shareholders Attendance Book No. 1, page 83 overleaf and page 84, granted the legal “quorum”, which was verified, to proceed with the meeting and to deliberate about the proposed matters. It was also registered the presence of Mr. Fábio Silvestre Micheli, Commercial Vice-President for Residential Clients.

5. Presiding Officers: Mr. Fábio Silvestre Micheli – Chairman and João Carlos de Almeida – Secretary.

6. Resolutions: The shareholders that were present unanimously took the following resolutions:

6.1) Approved the cancellation of 803,447,299 (eight hundred three million, four hundred forty seven thousand, two hundred ninety nine) shares held in Treasury, of which 721,629,917 (seven hundred twenty one million, six hundred twenty nine thousand, nine hundred seventeen) are common shares and 81,817,382 (eighty one million, eight hundred seventeen thousand, three hundred eighty two) are preferred shares, all without par value and in book-entry form, without reduction of the capital stock of the Company, since such reimbursement was charged to the capital reserves. As a result, the modification of the heading of the article 5 of the Company’s bylaws, related to the Capital Stock, was approved while the sole paragraph remains unaltered. It has now the following wording: “Art. 5 – The subscribed capital stock, which is fully paid-in, is R$ 5,978,073,811.88 (five billion, nine hundred seventy eight million, seventy three thousand, eight hundred eleven Reais and eighty eight cents) divided into 493,592,279,341 (four hundred ninety three billion, five hundred ninety two million, two hundred seventy nine thousand, three hundred forty one) shares, of which 165,320,206,602 (one hundred sixty five billion, three hundred twenty million, two hundred six thousand, six hundred two) are common shares and 328,272,072,739 (three hundred twenty eight billion, two hundred seventy two million, seventy two thousand, seven hundred thirty nine) are preferred shares, all of them book-entry shares without par value. Sole Paragraph – The shares shall be maintained in a depositary account with a financial institution in the name of their titleholders, without issuance of certificates.”

6.2) Approved the modification of the heading of the article 20 and the first paragraph of the Company’s bylaws, related to the Management composition, in order to create a new position at the Executive Management to be denominated as Vice-President of Financial Planning, thus modifying the wording of the article 23 to reflect the attributions of the newly created position. Therefore, the wording of articles 20 and 23 of the Company’s bylaws now read as follows: “Art. 20 – The Executive Board shall be made up of at least three (3) and at most twelve (12) members, who may or may not be shareholders, who are resident in Brazil, to be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) Vice-President of Corporate and Regulatory Strategy; (c) Vice President of Financial Planning; (d) General Executive Officer; (e) Executive Vice-President of Strategic Planning; (f) Vice-President of Administration and Finance; (g) Vice-President of Network; (h) Commercial Vice-President for Businesses; (i) Commercial Vice-President for Residential Clients; (j) Vice-President of Human Resources; (k) Vice-President for Long Distance and Interconnection Businesses; and (l) Vice-President of Organization and Information Systems. Paragraph One – The Vice-President of Corporate and Regulatory Strategy, the Vice President of Financial Planning and the General Executive Officer shall report to the Chief Executive Officer, while the other Vice-Presidents shall report to the General Executive Officer. Paragraph Two – One same Executive Officer may be elected to accumulate attributions of more than one office on the Executive Board.” “Art. 23 – The following are the specific incumbencies of each member of the Executive Board: A– Chief Executive Officer: 1. To represent the company in and out of court, before the shareholders and the general public, being able to appoint attorneys-in-fact together with another Executive Officer and appoint deputies, as well as, to delegate incumbencies to the other Executive Officers for the execution of specific acts; 2. To supervise all of the Company’s activities and approve proposals related to the corporate guidelines for the strategic development thereof; 3. To follow up on and supervise the implementation of the resolutions of the Board of Directors; 4. To supervise and guide the activities related to the orientation, counseling and legal representation of the Company; 5. To supervise and guide the activities related to institutional policy and internal and external communications in connection with the Company; 6. To supervise and guide the communication activities with the media in general; 7. To supervise and guide the corporate marketing activities, including advertisements, sponsorships and development of the Company’s image. 8. To supervise and guide the activities of the Company in the economic and financial areas, accounting and financial statements, investor relations, financial management of resources and relations with the regulatory entities of the stock market; 9. To supervise and guide the activities of Internal Audit; 10. To implement policies, guidelines and corporate strategy, related to the management and administration of purchases, within Brazilian territory; 11. To call the meetings of the Executive Board; 12. To decide on specific matters of his/her area of competency, according to the policies and guidelines established by the Collegiate Executive Board; and 13. To perform emergency acts “ad referendum”, subject to the approval of the Executive Board. B– Vice-President of Corporate and Regulatory Strategy: 1. To propose and evaluate the impact of technological changes of the Company in the light of the scenarios of its activity; 2. To evaluate the establishment of partnerships, proposing and selecting partners for each activity; 3. To establish and propose guidelines and operating strategies for the

Company, as to existing and new business. 4. To consolidate the various specific business plans into the overall corporate plan. 5. To evaluate and monitor the development of competitors’ activities within the scope of regulatory matters; 6. To represent the Company with the National Telecommunications Agency – ANATEL – and other regulatory agencies, establishing contacts; 7. To evaluate the policies and objectives of the regulatory agency and submit strategic and operating proposals for the Company in connection with said agency; 8. To identify, prioritize and enforce resolutions, rules and regulations of regulatory nature, as well as establish and propose alternatives in order to adjust the Company’s interests; 9. To establish and propose objectives, defining strategies as to the management and negotiation of regulatory issues, in order to defend and integrate the Company’s interest, including anticipation of any arguable or conflicting points; 10. To decide on specific matters of his/her sphere of authority, according to the policies and guidelines established by the Collegiate Executive Board; and 11. To perform other activities delegated by the Chief Executive Officer; C – Vice-President of Financial Planning: 1. To manage the sourcing and application of funds and operations of currency exchange and derivative operations in the financial market; 2. To execute the structured operations of fund sourcing in the money and capital markets; 3. To perform macro-economic analysis and studies; 4. To develop corporate projects and economic-financial analysis and others; 5. To perform the investor relations function; 6. To manage complementary social security funds and develop the fiscal planning of the Company; and 7. To perform other duties that may be assigned to him/her by the Board of Directors; D – General Executive Officer: 1. To appoint attorneys-in-fact together with another Executive Officer and appoint deputies, as well as to delegate incumbencies to the other Executive Officers for the performance of specific acts; 2. To set the operating strategy of the Company; 3. To coordinate and supervise the activities of the Executive Officers; 4. To set the agenda for proposing claims of an operational nature, in order to support the negotiations with the regulatory agency; 5. To coordinate and inspect the operational activities related to the quality, management control and drawing-up and following-up of the Company’s budget, according to the business plans, being able to delegate to another Executive Officer the execution and supervision of such activities; 6. To set policies and guidelines and coordinate the Company’s activities related to purchase management and administration, implemented by the Chief Executive Officer, being able to delegate them to another Executive Officer; 7. To call the meetings of the Executive Board; 8. To perform emergency acts “ad referendum”, subject to the approval of the Executive Board; and 9. To perform other duties that may be assigned to him/her by the Board of Directors. E – Executive Vice-President of Strategic Planning: 1. To develop policies and guidelines and ensure the implementation of activities related to the Company’s operational strategy planning and coordination, supervising the execution of such activities; 2. To set policies and guidelines, in order to ensure the implementation of the operational, technological and market strategy, so as to fulfill the needs of the clients, the aspirations of the shareholders and maximize the value of the business; 3. To develop policies and guidelines and ensure the implementation of the activities related to regional relations with public entities and consumer defense organizations, supervising the execution of such activities; and 4. To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company. F – Vice-President of Administration and Finance; 1. To develop policies and guidelines and ensure the implementation of activities related to the administration and maintenance of property and assets, materials, transport, security, as well as other activities that may be necessary for the general support of the operation of the other areas of the Company; 2. To follow up, along with the relevant areas of the Company, the execution of the Company’s activities in the economic and financial areas, as to accounting, drawing up of the financial statements of the Company, balance sheets, trial balance sheets and results analysis, as well as the management and administration of financial commitments, raising and investing of funds, securities and relationship with investors and the management control of the resources of the Company; 3. To perform the role of Executive Officer for Investor Relations and represent the Company with the Securities Commission – CVM, stock exchanges and other supervisory agencies of the securities market in conjunction with the area of specific competence; and 4. To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company. G – Vice-President of Network: 1. To develop policies, plans and guidelines and ensure the implementation of the Company’s technologic strategy, so as to deploy the network’s capacity and development and enable the offer of services, according to the needs of the market and of the business areas of the

Company, supervising the execution of such activities; 2. To establish a proposal of a long-term technologic strategy for network development; 3. To set guidelines for the development of network expansion projects, according to the needs defined by the Commercial Vice-Presidency for Businesses, the Commercial Vice-Presidency for Residential Clients and the Vice-Presidency of Long Distance and Interconnection Businesses, supervising the execution of such activities; 4. To set policies, plans and guidelines and assure the operation and maintenance of the external plant, as well as the management of the processes related to the operation and maintenance of the internal plant; 5. To set guidelines for the operation and maintenance of the network and technical assistance to users, supervising the execution of such activities; 6. To set guidelines for the provision, installation and maintenance of services, according to the needs of the Commercial Vice-Presidency for Businesses, the Commercial Vice-Presidency and the Vice-Presidency for Long Distance and Interconnection Businesses, supervising the execution of such activities; and 7. To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company. H – Commercial Vice-President for Businesses: 1. To develop policies, plans and guidelines in order to ensure the implementation of the business strategies, specifically as related to corporate clients, companies and small businesses, in order to fulfill the needs of the users, clients and the market; 2. To consolidate the business plans related to the corporate clients, companies and small businesses, taking into consideration the investments and the level of service expected by the Vice-Presidency of Network; and 3. To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company. I – Commercial Vice-President for Residential Clients: 1. To develop policies, plans and guidelines in order to ensure the implementation of his/her business area strategy, specifically as related to residential telephones, special residential ones, public use telephones, teleservice and telephone directories, so as to fulfill the needs of the users and the market, supervising the execution of such activities; 2. To consolidate the business plans related to residential telephones, special residential ones, public use telephones, teleservice and telephone directories, considering the investments and the level of service expected by the Vice-Presidency of Network; and 3. To perform other duties that may be assigned to him/her by the Board of Directors of the General Executive Officer of the Company. J – Vice-President of Human Resources: 1. To develop policies, plans and guidelines in order to ensure the implementation of management, administration and development of human resources activities, supervising the execution of such activities; 2. To consolidate the plans, payroll and human resources budget according to the objectives and goals of the Company; 3. To perform other duties that may be assigned to him/her by the Board of Directors and the General Executive Officer of the Company. K – Vice-President for Long Distance and Interconnection Businesses: 1. To develop policies, plans and guidelines in order to ensure the implementation of the strategy, specifically related to residential and corporate clients, long distance service users, so as to fulfill the needs of the users and the market; 2. To consolidate the business plans related to the long distance market, residential and corporate clients, considering the investments and the level of service expected by the Vice-Presidency of Network, aiming to accomplish the budget targets; 3. To develop policies and guidelines in order to ensure the implementation of activities related to the interconnection with providers and the local, domestic and international long distance operator; and 4. To perform other duties that may be assigned to him/her by the Board of Directors of the General Executive Officer of the Company. L – Vice-President of Organization and Information Systems: 1. To develop policies and guidelines and supervise the activities related to the obtaining, usage and evolution of information technology solutions of the Company; 2. To coordinate, develop and supervise the evaluation, revision and implementation of corporate regulation procedures and documentation; 3. To propose and coordinate studies, orientations and procedures related to the revision of the organizational models; 4. To set policies and control activities related to systems infrastructure; and 5. To perform other duties that may be assigned to him/her by the Board of Directors of the General Executive Officer of the Company.”

6.3) The shareholders also approved the consolidation of the Company’s bylaws taking into consideration the modifications deliberated in the current Meeting, which are attached to these minutes.

7. Closing of the Meeting: At the end of the meeting as there were no more subjects to be discussed, this minute was approved and signed by the counselors and the secretary, and will henceforth be contained in the meeting log, in accordance to article 130, paragraph one of the Law # 6404/76.

Signatures:

Mr. Fábio Silvestre Micheli – President

João Carlos de Almeida – Secretary

SP Telecomunicações Holding Ltda. – represented by Mr. Pedro Riviere Torrado

Telefónica Internacional S.A. – represented by Mr. Pedro Riviere Torrado

Fundo Bradesco Templeton – de Valor e Liquidez – Fundo de Investimento em Ações – represented by Mr. Pedro Hermes da Fonseca Rudge

MLC Limited – represented by Mr. Daniel Alves Ferreira

Emerging Markets Growth Fund, Inc. – represented by Mr. Daniel Alves Ferreira

Mr. Pedro Hermes da Fonseca Rudge

Mrs. Leila Alves

Mrs. Vera Lucia Ciani Aro

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	August 15, 2003.	By:	/s/ Charles E. Allen
			Name:	Charles E. Allen
			Title:	Investor Relations Director